UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Oaktree Strategic Credit Fund

(Name of Subject Company (Issuer))

Oaktree Strategic Credit Fund

(Name of Filing Person (Offeror and Issuer))

Class I, Class S and Class D Shares of Beneficial Interest

(Title of Class of Securities)

67403A 307 – Class I

67403A 109 – Class S

67403A 208 – Class D

67403A 406 – Class T

(CUSIP Number of class of securities)

Mary Gallegly

Oaktree Strategic Credit Fund

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

May 15, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment (“Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 15, 2026, and amended on June 17, 2026, by Oaktree Strategic Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 9,836,082 of its outstanding Class I common shares of beneficial interest, Class S common shares of beneficial interest, Class D common shares of beneficial interest and Class T common shares of beneficial interest (collectively, the “Shares”) at a price equal to the net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”), and in the accompanying Letters of Transmittal, filed as Exhibit (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is provided pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on June 12, 2026.

2.

1,519,770.91 Class S Shares and 7,337,350.94 Class I Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $197,690,959.56.

4.

The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by the Fund’s transfer agent on behalf of each tendering shareholder. On July 27, 2026, the Fund determined that the net asset value per share of each of the Class S Shares, Class D Shares, Class I Shares and Class T Shares, in each case, as of June 30, 2026, was $22.32. Pursuant to the promissory notes, the Fund paid to the tendering Shareholders a total of approximately $197,670,914.93, representing 99.99% of the net asset value of the total amount of the Shares tendered by Shareholders. The repurchase of 36,909.45 Class S Shares and 7,993.39 Class I Shares was subject to an early repurchase deduction of 2% of the aggregate net asset value of such Shares.

Except as specifically provided herein, the information contained in the Statement remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	General Counsel and Secretary

Dated: August 14, 2026

Exhibit Index

Exhibit

107	Filing Fee Table

3